Scorpio Bulkers Inc. Announces the Sale of Ultramax Vessels
MONACO, November 27, 2020 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that the Company has entered into an agreement with an unaffiliated third party to sell the SBI Bravo, SBI Antares, SBI Hydra, and SBI Maia, Ultramax bulk carriers built in 2015, for approximately $67 million in aggregate.  Delivery of the vessels is expected to take place in the first quarter of 2021.  The sales are subject to approval from existing financiers and the execution of definitive documentation.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities, and is investing in the next generation of wind turbine installation vessels. The Company has recently sold six vessels and has contracted to sell eleven additional vessels, two of which are expected to close in the fourth quarter of 2020 and nine of which are expected to close in the first half of 2021. Upon the completion of the announced vessel sales, Scorpio Bulkers Inc. will have an operating fleet of 37 vessels consisting of 32 wholly-owned or finance leased drybulk vessels (including 8 Kamsarmax vessels and 24 Ultramax vessels), and five time chartered-in Kamsarmax vessels. In addition to its dry bulk fleet, the Company has signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel to be delivered in 2023, with options to build three further similar vessels. The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 2.2 million dwt and all of the Company’s owned and finance leased vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)